VIA E-MAIL

May 19, 2025

Charlene H. Kim, Esq.
Senior Counsel, Legal and Compliance Group
Capital Research and Management Company
333 South Hope Street
Los Angeles, CA 90071-1406

> Re: American Funds Core Plus Bond Fund
>   File Nos. 333-286599; 811-24077

Dear Ms. Kim;

On April 17, 2025, you filed the above-referenced registration statement on Form N-1A with respect to American Funds Core Plus Bond Fund (the "Fund"). We have reviewed the registration statement and our comments are set forth below. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosures found elsewhere. Capitalized terms not otherwise defined have the same meaning as in the registration statement.

GENERAL

1. We note that portions of the registration statement are incomplete. A full financial review (*e.g.*, seed financial statements, auditor's report, consent) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

2. Please confirm the Fund will file a fidelity bond under Form 40-17G.

3. Please provide the name of the Fund's independent registered public accounting firm in correspondence.

4. Please update the Fund's series and class identifiers to reflect the ticker symbols for each class.

PROSPECTUS

Fees and Expenses, page 1

5. The fee table provides a line item for Other Expenses. Since the Fund is a new fund, please add a footnote to the Other Expenses line item stating that the figures are based on estimated amounts for the current year. *See* Item 3, Instruction ("Instr.") 6 of Form N-1A.

Principal Investment Strategies, page 3

6. The first sentence of the first paragraph states that, "the fund will normally invest at least 80% of its assets in bonds and other debt securities, which may be represented by derivatives." Please revise to clarify that the Fund will invest 80% *of its net assets, plus the amount of any borrowings for investment purposes*...

7. The disclosure states that, "The fund may invest in a broad range of debt securities, including … debt and mortgage- and other asset-backed securities issued by U.S. government-sponsored entities … and instrumentalities that are not backed by the full faith and credit of the U.S. government." Please clarify in the disclosure if the Fund's investments in mortgage-backed securities include sub-prime mortgages, please disclose the principal risks associated with sub-prime mortgages.

8. The first sentence of the second paragraph states that, the "fund may invest in forward currency contracts. . ." Please revise disclosure to clarify if the forward currency contracts are directional and/or intended for purposes of hedging currency risk for non-U.S. dollar denominated debt securities.

9. The fourth paragraph in this section discloses that the Fund may invest "up to 25% of its assets in securities of emerging market issuers." Please: (a) define "emerging market" in the disclosure, and (b) disclose how the Fund determines that an issuer is an "emerging markets issuer."

Principal Risks, pages 4-8

10. Please consider adding a risk factor discussing the principal risks associated with investing in a new fund (*e.g.*, the fund may have higher expenses, may not grow to an economically viable size, and may cease operations and investors may be required to liquidate or transfer their investments at a loss).

Tax Information, page 9

11. Under this heading, the disclosure states, "Dividends and capital gain distributions you receive from the fund are subject to federal income taxes and may also be subject to state and local taxes, unless you are tax-exempt or your account is tax-favored." At the end of this sentence, please add, "in which case you may be subject to taxes upon withdrawal from such account" or similar language.

Investment Objective, Strategies and Risks, pages 10-18

12. The second paragraph in this section discloses that, "The fund may invest in debt securities of any maturity or duration." Please also include this disclosure in Item 4.

13. The last sentence of the second paragraph states, "The longer a security's duration, the more sensitive it will be to changes in interest rates." Please provide an example of duration here (*e.g.*, the price of a security with a duration of five years would be expected to fall approximately 5% if interest rates rose by one percentage point).

14. The Fund includes a risk factor titled, "Exposure to country, region, industry or sector." If the Fund may have significant exposure to a particular country, region, industry or sector, please include related disclosure in the principal investment strategies section.

15. The Fund includes a risk factor titled, "Large shareholder concentration," with references to "Authorized Participant" in the paragraph. Please delete references to "Authorized Participant," or explain to staff how this the term is applicable to the Fund.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

Certain Investment Limitations and Guidelines, page 2

16. Under the heading, "Debt instruments," the SAI states that, "The fund will invest at least 80% of its assets in bonds and other debt instruments, including Eurodollar and Yankee bonds, debentures, notes, securities with equity and fixed income characteristics (such as bonds with warrants attached, convertible bonds, certain hybrids and certain preferred securities), cash and cash equivalents, securities backed by mortgages and other assets, loans, and other fixed income obligations of banks, corporations and governmental authorities." Please reconcile the disclosure with the language in both Items 4 and 9.

17. Under the same heading, the second bullet point discusses the Fund's investments in securities rated Ba1 or below and BB+ or below by NRSROs. Please add that such securities are sometimes referred to as "junk bonds."

18. Under the heading, "Equity securities," the SAI states the fund may invest up to 10% of its assets in equity securities (including common stocks, preferred stocks, warrants or rights). Please include this disclosure in the prospectus as well as corresponding risks.

Fund Policies, pages 33-34

19. Regarding the Fund's concentration policies, please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please confirm that the Fund will

consider the investments of its underlying investment companies when determining the Fund's compliance with its concentration policies.

20. The last paragraph on page 34 states, "This policy does not apply to investments in securities of the U.S. government, its agencies or government sponsored enterprises or repurchase agreements with respect thereto." For clarity, please add "U.S." in front of "government sponsored."

Management of the Fund, pages 35-53

21. It appears that disclosures in certain sections use the word "trustees" interchangeably with "directors," without making it clear that they have the same meaning. To avoid confusion, please consider clarifying that they have the same meaning, or use one consistent term.

22. On page 40, under the heading, "Fund organization and the board of trustees," please disclose that the registrant has no prior history since the registrant is a newly organized company. *See* Item 15 of Form N-1A.

Financial Statements, Exhibits, and Other Information

23. Any financial statements, exhibits, and other required disclosure not included in these registration statements must be filed in a pre-effective amendment to the registration statement.

24. Please include all exhibits that are marked "to be provided by amendment."

Signatures

25. Pursuant to Section 6(a) of the Securities Act of 1933, the registration statement must be signed by the issuer, the principal executive officer(s), the principal financial officer, the comptroller or principal accounting officer, as well as a majority of the directors or persons performing similar functions. Please ensure that, in addition to the trustees' signatures, all future amendments are signed by the Fund's principal executive officer, the comptroller or principal accounting officer, or the principal financial officer, as required by Section 6(a).

*****

Responses to this letter should be made in a letter to me filed on EDGAR and in the form of pre-effective amendments filed pursuant to rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement. The staff may have additional comments.

We remind you that the Fund is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions, please contact me at (202) 880-1783, imtangso@sec.gov, or Mindy Rotter, Staff Accountant, at (212) 336-1096, RotterM@sec.gov.

Sincerely,

/s/ Soo Im-Tang

Soo Im-Tang
Attorney-Adviser

cc: Mindy Rotter, Staff Accountant
      John Lee, Senior Special Counsel
      Michael J. Spratt, Assistant Director